EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	info@coralgold.com www.coralgold.com

January 18, 2012		Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL GOLD RESOURCES RECEIVES POSITIVE PRELIMINARY ECONOMIC ASSESSMENT FOR OPEN PITS AND HEAP LEACHING OPERATION AT ITS 100% OWNED ROBERTSON GOLD PROJECT IN NEVADA

Coral Gold Resources Ltd. (“Coral” or the “Company”) commissioned Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) to complete a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property located 60 miles south west of Elko, Nevada, USA.

In completing the study Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

The results of the evaluation are as follows;

Resources and Mining

●	Est. inferred resources at a cut-off of 0.005 ozAu/t	78.2 million tons grading 0.0138 ozAu/t.
●	In situ gold	1,080, 900 ozs
●	Development period to construction decision	5 years
●	Mine life	10.5 years
●	Average production rate	21,300 tpd
●	Ore to waste Strip Ratio	0.6:1
●	Leach recovery HG cut off 0.0147 ozAu/t	67%
●	Leach recovery LG cut off 0.005 to 0.0147 ozAu/t	45%
●	Saleable gold	608,000 ozs

Note:
Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

ECONOMICS

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The report indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	$351,680
Exploratory and definition drilling	$2,817,000
Metallurgical test work program	$900,000
Environmental program	$1,826,138
Preliminary Feasibility Study	$1,495,000
Contingency	$510,182
Total	$7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

•
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, an further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

•	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

•	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

•	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area.

The proposed metallurgical test work consists of variability testing will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;

•	crushing work index and abrasion testing;

•	mineralogical evaluation of column feed and products;

•	extensive column work to determine optimum crush size and other process conditions;

•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;

•	additional processing parameters to be investigated including reagent use and concentrations;

•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials;

•	laboratory testwork on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

David Wolfin, President and CEO of Coral, commented “The Robertson PEA study has defined a plan for further development of the project. The Base Case gives a reasonable positive return on the project while sensitivities at higher gold prices provides for a very attractive scenario.  Coral’s management will be working hard over the next few years to expand resources, increase leach recovery and reduce the development schedule.  All these are expected to further increase project viability.”

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The Environmental Assessment process has been advancing over the past year and we expect to submit the overall report in June 2012.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;

•	A network of gravel roads give easy access to the gold resources at the Robertson Property;

•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;

•
The electric power transmission line which supplies Cortez, parallels State Highway 306 and crosses the Robertson Property.  The proposed gold recovery plant would be built adjoining the power transmission line. (ie. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four day work week.  Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

The Robertson Property is an advanced-stage gold exploration project located in eastern Lander County, Nevada, 60 miles southwest of Elko.  Coral Resources, Inc., a subsidiary of Coral Gold Resources Limited of Vancouver, B. C., acquired control of the Robertson Property in 1986.

Corporate Update

Coral also announces the appointment of Mr. Malcolm Davidson as Chief Financial Officer of the Company. Mr. Davidson will be taking over from Ms. Lisa Sharp who will continue to assist the Company with regard to securities and other corporate regulatory reporting matters. Mr. Davidson recently completed the Chartered Accountant School of Business and will be applying for his Chartered Accountant designation in the coming months. Mr. Davidson graduated from the British Columbia Institute of Technology and received his diploma in Financial Management. For the past 8 years Mr. Davidson articled with a Vancouver based Chartered Accountant firm and specialized in Audit, Corporate Taxation, and Business Advisory engagements.

For more information on the Robertson Property and Coral’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.